Exhibit 99.2

NEWS RELEASE

News Release 2007-09	March 30, 2007

Queenstake Reports 1.9 Million Gold Ounces in Measured & Indicated Resources

Denver, Colorado – March 30, 2007 – Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) reported that estimated measured and indicated resources1,2, including reserves, totaled 1.9 million ounces of gold contained in 8.2 million tons grading 0.23 ounce of gold per ton (opt) at year-end 2006. Proven and probable reserves of gold totaled 485,700 ounces contained in 2.0 million tons at a grade of 0.25 opt at year-end 2006, using a three-year average gold price of $485 per ounce.

For year-end 2005, measured and indicated resources were 8.8 million tons grading 0.24 opt totaling 2.1 million contained ounces while proven and probable reserves were 3.7 million tons at a grade of 0.24 opt for 877,900 contained ounces.

The reduction in reserves in 2006 was primarily due to higher mining unit costs, resulting in an increase in cutoff grade, some remnant ounces condemned with the shutdown of the Murray Mine and elimination from reserves of ounces below the water table at the Smith Mine. Measured and indicated resources were slightly lower, due to the above factors as well as depletion from production at the SSX-Steer Complex and Smith Mine during the year.

In addition, inferred resources of 2.4 million tons at 0.23 opt totaled 545,200 contained ounces at year-end 2006, compared to 2.6 million tons at 0.23 opt for 605,600 contained ounces a year ago. Queenstake’s proven and probable reserves, and measured, indicated and inferred resources were audited and verified by SRK Consulting (U.S.), Inc.3 in accordance with the standards of Canadian National Instrument 43-101.

The Starvation Canyon project maintained its reserves and measured and indicated resources in 2006, while enhancing the definition of the two known resource zones. Queenstake estimated Starvation Canyon’s measured and indicated resources totaled approximately 636,500 tons at 0.29 opt for 184,300 contained ounces, including probable reserves of 112,900 contained ounces, at year-end 2006.  The drilling program conducted during 2006 began testing targets of up to a mile away, which will be followed up in 2007.

Queenstake invested $4.9 million in exploration during the full-year 2006 with five surface drill rigs working at the Jerritt Canyon District, at Starvation Canyon and other targets.  Exploration expenditures for 2006 were constrained by reduced cash being available from operations and access to drill rigs.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the wholly owned Jerritt Canyon gold operations in Nevada, which has produced over 7.5 million ounces of gold from open pit and underground mines since 1981. Current production at the property is from two underground mines.  The Jerritt Canyon District, which comprises 119 square miles (308 square kilometers) of geologically prospective ground controlled by Queenstake, represents one of the largest contiguous exploration properties in Nevada. In addition, Jerritt Canyon also has one of only three permitted roasting facilities in Nevada.

Table 1:  Reserves (1), (2), (3)

JERRITT CANYON PROVEN & PROBABLE GOLD RESERVES - December 2006

	PROVEN			PROBABLE			TOTAL
Deposit	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)
Murray	17.3	0.275	4.8	1.1	0.120	0.1	18.4	0.266	4.9
Smith	97.8	0.385	37.6	171.2	0.302	51.8	269.0	0.332	89.4
SSX-Steer	440.3	0.262	115.4	299.1	0.272	81.4	739.4	0.266	196.8
Saval	11.4	0.200	2.3	108.8	0.250	27.2	120.2	0.246	29.5
Starvation Canyon	—	—	—	369.6	0.305	112.9	369.6	0.305	112.9
Wright Window	—	—	—	32.6	0.226	7.4	32.6	0.226	7.4
Sub Total	566.8	0.282	160.1	982.5	0.286	280.8	1,549.3	0.285	440.9

Stockpiles	69.3	0.198	13.7	366.3	0.085	31.1	435.7	0.103	44.8

Total	636.1	0.273	173.8	1,348.8	0.231	312.0	1,984.9	0.245	485.7

Table 2:  Resources (1), (2), (3)

JERRITT CANYON TOTAL MINERAL RESOURCES - December 2006
(includes Proven and Probable Reserves)

	MEASURED			INDICATED			MEASURED + INDICATED			INFERRED
DEPOSIT / AREA	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)

Murray	156	0.310	48.3	27	0.269	7.1	182.4	0.304	55.4	90.4	0.228	20.6
Murray Zone 9	—	—	—	210.9	0.277	58.5	210.9	0.277	58.5	61.6	0.209	12.9
SSX-Steer	1,735.2	0.259	448.6	597.3	0.286	170.7	2,332.5	0.266	619.3	929.7	0.230	213.4
Smith	601.2	0.311	187	463.1	0.264	122.3	1,064.4	0.290	309.1	541.6	0.231	125.3
Smith East	—	—	—	997.7	0.281	280.5	997.7	0.281	280.5	120.4	0.264	31.7
Saval	12.3	0.227	2.8	357.0	0.255	91.1	369.3	0.254	93.9	191.2	0.238	45.5
Starvation Canyon	—	—	—	636.5	0.290	184.3	636.5	0.290	184.3	51.2	0.278	14.2
Wright Window	—	—	—	97.8	0.156	15.2	97.8	0.156	15.2	19.0	0.229	4.3

Subtotal	2,504.6	0.274	686.4	3,386.9	0.275	929.8	5,891.5	0.274	1,616.2	2,005.1	0.233	468.0
Stockpiles	69.3	0.198	13.7	1,158.0	0.059	68.2	1,227.3	0.067	81.9	—	—	—

Pit Resources
Burns Basin Pit	—	—	—	29.7	0.134	4.0	29.7	0.134	4.0	—	—	—
California Mtn. Pit	—	—	—	8.0	0.115	0.9	8.0	0.115	0.9	—	—	—
Coyote Zone 10 Pit	—	—	—	—	—	—	—	—	—	20.1	0.104	2.1
Pie Creek Pit	—	—	—	190.2	0.157	29.9	190.2	0.157	29.9	28.3	0.142	4.0
Road Canyon Pit	—	—	—	148.6	0.143	21.2	148.6	0.143	21.2	74.3	0.131	9.7
Mill Creek	—	—	—	78.4	0.124	9.7	78.4	0.124	9.7	—	—	—

U/G Resources
Burns Basin	—	—	—	30.7	0.194	6.0	30.7	0.194	6.0	50.6	0.228	11.5
California Mtn.	—	—	—	32.1	0.377	12.1	32.1	0.377	12.1	9.4	0.330	3.1
Coyote Zone 10	—	—	—	45.2	0.212	9.6	45.2	0.212	9.6	2.7	0.184	0.5
MCE	—	—	—	4.4	0.201	0.9	4.4	0.201	0.9	7.8	0.189	1.5
Waterpipe II	—	—	—	—	—	—	—	—	—	37.4	0.206	7.7
West Mahala	—	—	—	368.1	0.224	82.5	368.1	0.224	82.5	141.9	0.209	29.6
Winters Creek	—	—	—	148.9	0.218	32.5	148.9	0.194	32.5	37.2	0.199	7.4

Total	2,573.9	0.272	700.1	5,629.3	0.214	1,207.1	8,203.2	0.232	1,907.2	2,414.8	0.226	545.2

#     #     #

(1)  “Resources” or “resources” used in this news release are as defined in National Instrument 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (SEC). Mineral resources are not reserves and do not have demonstrated economic viability.  For further information, please refer to the risk factors and definitions of reserves and resources in the Company’s filings on SEDAR and with the SEC on the Company’s website, www.queenstake.com. Refer also to the Cautionary Statement at the end of this news release. Key assumptions and methods used in deriving proven and probable reserves, and measured and indicated resources will be described in the 43-101 report to be filed soon on SEDAR.

(2)  For Queenstake, the Qualified Persons for the technical information contained in this news release are Messrs. Dorian L. (Dusty) Nicol, President and Chief Executive Officer, Robert Todd, Manager of Technical Services, and Donald G. Colli, Manager of Mineral Resources.

(3)  For SRK Consulting (U.S.) , Inc., the Qualified Person is Mr. Landy Stinnet, Associate Mining Engineer.

For further information call:
Wendy Yang 303-297-1557 ext. 105
800-276-6070
Email – info@queenstake.com web – www.queenstake.com

Cautionary Statement – This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities law requirements and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and regarding Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of mineral reserves and resources, (ii) estimates and opinions regarding geologic and mineralization interpretation, and (iii) estimates of exploration investment and scope of exploration programs. Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, operational risks, mine development, production and cost estimate risks and other risks which are described in the Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com) and Annual Report on Form 40-F on file with the Securities and Exchange Commission (SEC; www.sec.gov) as well as the Company’s other regulatory filings. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

U.S. investors are also advised that terms “proven reserves” and “probable reserves” used in this news release are as defined in National Instrument 43-101 of the Canadian Securities Administrators (NI 43-101).  These definitions differ from the definitions in Industry Guide 7 of the U.S. Securities and Exchange Commission (SEC).  “Resources” or “resource” used in this news release are as defined in NI 43-101 and, while recognized and required by Canadian regulations, are not terms recognized or defined by the SEC. Mineral resources are not reserves and do not have demonstrated economic viability.  It cannot be assumed that part or all of the mineral deposits termed “resources” may ever demonstrate economic viability to become reserves. The term “inferred resources” is not recognized by the SEC and it cannot be assumed that part or all of an inferred resource will ever be upgraded to a higher category. For further information, please refer to the risk factors and definitions of reserves and resources in the Company’s filings on SEDAR and with the SEC on the Company’s website, www.queenstake.com. Key assumptions and methods used in deriving proven and probable reserves, and measured and indicated resources will be described in the 43-101 report to be filed soon on SEDAR.